Exhibit 99.50

Black Mammoth Metals Acquires Mineral Mountain Gold Property, UT

BMM: TSX-V

VANCOUVER, BC, June 4, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the acquisition of the Mineral Mountain Gold property (“Mineral Mountain” or the “Property”). The Property is situated in the Goldstrike Mining District, Washington County, SW Utah, approximately 6 km W of the historic Goldstrike mine. The Property has excellent access and lies in the Bull Valley Mountains in the extreme eastern part of the Basin and Range Physiographic Province, and at the western edge of the “transition zone” of the Colorado Plateau Province (see Figure 1).

Mineral Mountain 43-101 Technical Report – 2010:

A historical estimate of mineral resources for the Mineral Mountain property was disclosed in a technical report titled “Technical Report on the Mineral Mountain Property, Washington County, Utah, USA” prepared by Puchski GeoConsultants and dated February 16, 2010 (the “2010 Technical Report”). The historical estimate reported an inferred resource containing approximately 41,144 ounces of gold grading 0.42 g/t using a cutoff of 0.14 g/t, based on 74 drill holes with their gold mineralized intervals within 161m of surface and with most hole intervals within 91m of surface.

The nearby Goldstrike mine, operated by Heliostar Metals Ltd. (“Heliostar”), is an open pit heap leach past producer (1988–1996) and hosts an indicated mineral resource of 975,000 ounces of gold grading 0.46 g/t and an inferred mineral resource of 90,000 ounces grading 0.31 g/t, as disclosed in Heliostar’s news release dated March 24, 2026, and its National Instrument 43 101 – Standards of Disclosure for Mineral Projects (“NI 43.101”) technical report effective March 23, 2026. Goldstrike is an adjacent property and is not necessarily indicative of mineralization at Mineral Mountain. Although both occur within a similar regional geological setting, there can be no assurance that Mineral Mountain will host mineralization of comparable tonnage or grade.

Figure 1 – Mineral Mountain Property Located in South-Western Utah. (CNW Group/Black

Mammoth Metals Corp)

At Mineral Mountain, gold occurs as epithermal, disseminated, and primarily sediment-hosted mineralization. The Tertiary Claron Formation constitutes the principal host rock for disseminated gold on the Property as well as in the Goldstrike Mining District, although gold mineralization is also found within the underlying Paleozoic rocks, specifically in the Pennsylvanian Callville Limestone and the middle section of the Pakoon Dolomite.

Black Mammoth Metals has commenced exploration and evaluation of the Property and has staked additional claims. The mineralized outcrops encountered exhibited promising hydrothermal textures and multiple breccia zones (see Figure 2 & Figure 3). The exposed Claron Formation appeared to be decalcified and strongly hematitic, however the primary objective of initial field work was to gain a preliminary overview and to secure additional prospective ground. Further exploration at Mineral Mountain may include field evaluations, rock chip sampling, and an induced polarization (IP) survey to further assess the Property’s gold potential.

Figure 2 – Strong Hematite-bearing Claron in Road-Cut at Mineral Mountain. (CNW Group/Black Mammoth Metals Corp)

Figure 3 – Silicified Polymictic Volcanic Breccia at Mineral Mountain. (CNW Group/Black Mammoth Metals Corp)

The Company has not independently verified this historical estimate and is not treating it as a current mineral resource or mineral reserve. A qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve.

The historical estimate is considered relevant as it provides an indication of the presence of gold mineralization on the Property; however, its reliability is uncertain, including due to incomplete geological modelling and limited available historical data. The estimate was prepared using methodologies and resource categories that may differ from current CIM Definition Standards. Additional work, including confirmation drilling, systematic geological modelling and modern estimation techniques, would be required to verify or upgrade the historical estimate as a current mineral resource in accordance with NI 43-101.

Statements in the 2010 Technical Report regarding exploration potential, including the potential to expand mineralization through additional drilling, are conceptual in nature and should not be relied upon as an indication that the historical estimate represents a current mineral resource or that such expansion will occur.

Acquisition Terms (USD):

There was a finder’s fee of $16,000 plus $6,000 staking cost reimbursement paid to a private vendor in March 2026 in connection with the Mineral Mountain acquisition. The Company owns Mineral Mountain 100% with no royalties, share compensation or work commitment amounts.

Claims Position:

The Mineral Mountain acquisition consists of 14 federal lode claims on lands administered by the Bureau of Land Management (BLM). With the additional 24 claims staked, the Property now covers 289 hectares (117 acres).

Black Mammoth continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 28 core properties:

•	Mineral Mountain, Washington County, UT.
•	Antelope Gold property, White Pine County, NV.
•	305 property, Lander County, NV.
•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb,

Zn, Sb)), Elko County, NV.

•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Qualified Person

Mark J. Abrams, CPG #11451, a Qualified Person as defined under NI 43 101, and a director of Black Mammoth, has reviewed and approved the technical content in this news release. Mr. Abrams has reviewed the historical estimate referenced herein but has not verified such estimate as a current mineral resource.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 04-JUN-26